*SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RumbleOn, Inc.
(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

781386 206
(CUSIP Number)

October 30, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781386 206	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven R. Brewster
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,317,329**
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,317,329**
9.	Aggregate Amount Beneficially Owned by each Reporting Person
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.54%
12.	Type of Reporting Person (See Instructions) IN

**
Consists of Class B Common Stock of the Issuer that the Reporting Person has the right to acquire by way of conversion of the Series B Non-Voting Convertible Preferred Stock.

CUSIP NO. 781386 206	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Janelle Brewster
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,317,329**
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,317,329**
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,317,329
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.54%
12.	Type of Reporting Person (See Instructions) IN

**
Consists of Class B Common Stock of the Issuer that the Reporting Person has the right to acquire by way of conversion of the Series B Non-Voting Convertible Preferred Stock.

CUSIP NO. 781386 206	13G	Page 4 of 7 Pages

Item 1(a).     Name of Issuer.

RumbleOn, Inc. (the “Issuer”)

Item 1(b).     Address of Issuer’s Principal Executive Offices.

4521 Sharon Road, Suite 370
Charlotte, NC 28211

Item 2(a).     Name of Person Filing.

This statement is being filed by: (i) Steven R. Brewster, and (ii) Janelle Brewster (all of the foregoing, collectively, the “Reporting Persons”).

Item 2(b).     Address of Principal Business Office or, if none, Residence.

The business address of each of the Reporting Persons is:
250 Bluegrass Drive
Hendersonville, TN 37075

Item 2(c).     Organization/Citizenship.

Steven R. Brewster and Janelle Brewster are citizens of the United States of America.

Item 2(d).    Title of Class Of Securities.

Class B Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number.

781386 206

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable.

CUSIP NO. 781386 206	13G	Page 5 of 7 Pages

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The ownership information below represents beneficial ownership of Class B Common Stock of the Issuer as of October 30, 2018, based upon 17,468,291 shares of Class B Common Stock outstanding as of October 30, 2018, and the assumed conversion of all of the outstanding Series B Non-Voting Convertible Preferred Stock into shares of Class B Common Stock of the Issuer on a one-to-one basis. The Series B Non-Voting Convertible Preferred Stock will automatically convert into Class B Common Stock 21 days after the mailing of a definitive information statement of the type contemplated by and in accordance with Regulation 14C of the Act, to the Reporting Persons, without any further action on the part of the Issuer or any Reporting Person.

Person	Total Shares Of Class B Common Stock Beneficially Owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Steven R. Brewster	1,317,329(1)	7.54%	0	1,317,329	0	1,317,329
Janelle Brewster	1,317,329(1)	7.54%	0	1,317,329	0	1,317,329

(1)
Includes 1,317,329 shares of Class B Common Stock held of record by Steven R. Brewster and Janelle Brewster, Mr. Brewster’s spouse, all of which Mr. and Mrs. Brewster have shared voting and investment power.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

See attached Exhibit 99.1.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

CUSIP NO. 781386 206	13G	Page 6 of 7 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit No	Document

99.1	Joint Filing Agreement, dated November 8, 2018, among Steven R. Brewster and Janelle Brewster to file this joint statement on Schedule 13G.

CUSIP NO. 781386 206	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2018	By:	/s/ Steven R. Brewster
Steven R. Brewster

Date: November 9, 2018	By:	/s/ Janelle Brewster
Janelle Brewster